

June 19, 2014

Via E-mail
Wendy A. Beck
Chief Financial Officer
Norwegian Cruise Line Holdings Ltd.
7665 Corporate Center Drive
Miami, Florida 33126

> **Re:** **Norwegian Cruise Line Holdings Ltd.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 21, 2014**
> **File No. 001-35784**
> **NCL Corporation Ltd.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 21, 2014**
> **File No. 333-128780**

Dear Ms. Beck:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your documents in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Norwegian Cruise Line Holdings Ltd. Form 10-K for the Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Results of Operations, page 41

1. We note from your disclosure on page 43 that Adjusted EBITDA adjusts for $17.2 million related to "non-cash compensation and other." Please provide us more details as to the nature and amounts included in this line item and how such amounts reconcile to the amounts included in the financial statements or notes to the financial statements.

Audited Financial Statements

Statements of Changes in Shareholders' Equity, page F-6

2. We note that in connection with the Corporate Reorganization, you recorded $20.176 million of non-controlling interest during the year ended December 31, 2013. Please revise to disclose how you calculated or determined that amount. Also, please tell us the nature of the transfers from non-controlling interest during 2013 and in the first quarter of 2014 and explain how you calculated or determined these amounts.

Notes to the Financial Statements

– General

3. We note from your disclosure on page 15 that the Norwegian Cruise Line Loyalty Program has been improved and is now known as Latitudes Rewards. Please tell us how the loyalty program is accounted for within the financial statements. If material, please revise to disclose your accounting policy in the notes to the financial statements.

Note 1. Description of Business and Organization, page F-7

4. We note your disclosure that in connection with the consummation of your IPO in January 2013, NCLC's ordinary shares were exchanged for the ordinary shares of NCLH, and NCLH became the owner of 100% of the ordinary shares and parent company of NCLC (the "Corporate Reorganization"). Please explain to us, and revise the notes to the financial statements to provide more details surrounding the corporate reorganization, including how you accounted for the transaction and the share exchange ratio in the transaction.

Note 5. Long-Term Debt, page F-11

5. We note from your disclosure in Note 5 that expenses related to debt prepayments in connection with the IPO were approximately $90.5 million and were recognized in interest expense. We also note your disclosure that interest expense included a $37.3 million write-off of deferred financing fees. In light of your disclosure on page 44 which states that the increase in 2013 is primarily due to $160.6 million of expenses associated with debt prepayments, please explain to us the nature of amounts included in the $160.6 million and reconcile the expense amount related to debt prepayment disclosed in Note 5 relative to the disclosure provided on page 44. Please revise your notes in future filings to clarify the reasons for the difference.

Note 8. Employee Benefits and Share Option Plans, page F-19

6. We note your disclosure that in connection with the Corporate Reorganization, NCLC's outstanding profits interest granted under its profit sharing agreement to management (or former management) of NCLC were exchanged for an economically equivalent number of NCL Corporation Units. Please tell us and revise your filing to explain in greater detail how Management NCL Corporation Units were accounted for within your financial statements at the time of the corporate reorganization, including the recognition of any share-based compensation.

7. We note your disclosure in Note 8 that the share-based compensation expense for 2013 includes $18.5 million of non-recurring charges associated with the Corporate Reorganization. Please provide us more details about the nature of this charge and tell us how this amount was determined or calculated.

Note 9. Income Taxes, page F-23

8. We note that the reconciliation of income tax expense disclosed on page F-23 includes a tax benefit from global tax platform of $6.074 million. Please explain to us and revise to disclose the nature of this adjustment.

Note 11. Supplemental Cash Flow Information, page F-26

9. We note your disclosure that for the year ended December 31, 2013 you had non-cash financing activity of $10 million in connection with the modification of certain fully-vested Management NCL Corporation Units from liability to equity award status. Please provide us more details regarding the nature and terms of the modification, including why you believe it was appropriate to reclass certain fully vested Management NCL Corporation Units from liability to equity award status.

Note 12. Condensed Financial Information of the Registrant, page F-26

10. We note that you have included the condensed financial statements of the parent company as required by Rule 5-04 of Regulation S-X. Please revise to also disclose the amount of such restricted net assets for your unconsolidated subsidiaries and consolidated subsidiaries as of the end of the most recently completed fiscal year, as required by Rule 4-08(e)(3)(ii) of Regulation S-X.

NCI Corporation Ltd. Form 10-K for the Year Ended December 31, 2013

11. Please ensure that all applicable comments issued on Norwegian Cruise Line Holdings, Ltd. Form 10-K for the year ended December 31, 2013 are also addressed in NCL Corp's filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief